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[MILBERG WEISS LOGO]

David B. Manno
Direct Dial: 212-946-9383
dmanno@milbergweiss.com

                                                                            COPY

                               September 22, 2005

                                                                   VIA FACSIMILE

Mr. Adelaja K. Heyliger
United States Securities and Exchange Commission
100 F Street, N. E.
Washington, DC 20549

     Re: Conolog Corporation
         Registration Statement on Form SB-2
         Filed September 2, 2005
         File No. 333-128089

Dear Mr. Heyliger:

     We are counsel to Conolog Corporation (the "Company") and are in receipt of your letter to the Company dated September 15, 2005. Please be advised that the Company's financial statements are being audited and it expects to fully respond to the staff's comment letter in early October.

     Please feel free to contact me should you have any questions.

                                        Very truly yours,




                                        David B. Manno

DBM:rb
cc: Barbara R. Mittman, Esq. (via fax and e-mail)

Milberg Weiss Bershad & Schulman LLP
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